DynTek, Inc.

19700 Fairchild Road, Suite 230

Irvine, California 92612

January 3, 2007

VIA FACSIMILE (202-772-9209) AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                       Elaine Wolff
Branch Chief

Re:                             DynTek, Inc.

File No. 333-135056

Responses to SEC Staff comments made by letter dated December 20, 2006

Dear Ms. Wolff:

Set forth below is the response of DynTek, Inc. (the “Company”), to the SEC Staff comment made by letter dated December 20, 2006 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-1 (File No. 333-135056), originally filed on June 16, 2006, and as amended on August 8 and December 11, 2006, respectively (as may be further amended or supplemented, the “Registration Statement”). The Company’s response is preceded by a reproduction of the corresponding Staff comment as set forth in the Comment Letter.

Recent Sales of Unregistered Securities, Page II-3

1.                                     We note that you are relying on the exemption from registration provided by Section 4(2) or Rule 506 in issuing the convertible note that was sold in a private placement on September 26, 2006.  Please advise us why you believe that you may rely on these exemptions for this private placement in light of the fact that the private placement took place roughly four months after you originally filed this registration statement.  Further, tell us why your continued offering of the convertible notes after you filed this registration statement does not call into question the Section 4(2) or Rule 506 exemption relied upon for your other convertible note offerings.  Refer to the Division of Corporation Finance Telephone Interpretation 3S(b) (March 1999 Supplement).

Company Response:

As you know, on March 8, 2006, we entered into a Note Purchase Agreement (as amended, the “Note Purchase Agreement”) with SACC Partners, L.P. and Lloyd I. Miller, III (the “Senior Lenders”), pursuant to which we issued Senior Secured Notes in the aggregate principal amount of $6.7 million (the “Senior Notes”).  On March 8, 2006, under the Note Purchase Agreement, we also issued a Junior Secured Convertible Note to Trust A 4 - Lloyd I. Miller (the “Junior Lender” and together with the Senior Lenders, the “Lenders”) in the aggregate principal amount of $3.0 million (the “First Junior Note”). On June 15, 2006, we amended the Note Purchase Agreement to provide for, among other things, the issuance of an additional junior secured convertible promissory note to the Junior Lender in the initial principal amount of $1.0 million, on the same terms and conditions as the First Junior Note (the “Second Junior Note”).  On September 26, 2006, we entered into a Second Amendment to Note Purchase Agreement (the “Second Amendment”) with the Senior Lenders pursuant to which the Company issued an additional junior secured convertible note to the Junior Lender in the aggregate principal amount of $3,000,000 (the “Third Junior Note” and together with the First Junior Note and Second Junior Note, the “Junior Notes”) on the same terms and conditions as were set forth in the First and Second Junior Notes.

Pursuant to Article III(a) of the Note Purchase Agreement, each of the three (3) Lenders severally represented and warranted to the Company that, among other things, it is a “large institutional accredited investor” as such term is used in the SEC Staff’s No-Action Letter dated February 28, 1992 to Squadron, Ellenoff, Pleasant & Lehrer, or, if a Lender is not an “institution”, that it beneficially owns and invests on a discretionary basis at least $100,000,000 in securities of issuers that are not affiliated with such Lender, and was not organized for the specific purpose of acquiring the Senior Notes or Junior Notes, as applicable.  In Squadron, the Staff took the position that even after a registration statement has been filed for a public offering of securities, an issuer can still offer and sell securities in an unregistered offering to qualified institutional buyers and no more than two or three large institutional accredited investors without the two offerings being integrated.  The Staff’s position was based primarily upon the nature and number of offerees. In this case, there were no more than three offerees who represented that they were large institutional investors, or if not institutions, that they own and invest on a discretionary basis at least $100,000,000 in securities of unaffiliated issuers. Therefore, notwithstanding the Division of Corporation Finance Telephone Interpretation 3S(b) (March 1999 Supplement), and based upon the position of the SEC expressed in the SEC Staff’s No-Action Letters dated June 26, 1990 to Black Box Incorporated and February 28, 1992 to Squadron, Ellenoff, Pleasant & Lehrer (collectively, the “No-Action Letters”) and the representations of the Lenders contained in the Note Purchase Agreement, it is our position that the offer, sale, issuance and delivery of the Third Junior Note should not be integrated with the proposed resale of securities under the Registration Statement.  As a result, we respectfully contend that the issuance of the Third Junior Note to the Junior Lender was exempt from the registration requirements of the Securities Act of 1933, as amended, and did not call into question the Section 4(2) or Rule 506 exemption relied upon for any of our other prior private placements of securities by the Company, including the other convertible note offerings.

If you have any questions regarding the responses set forth herein or require additional information, please contact me at (949) 271-6710 or Christopher D. Ivey, the Company’s legal counsel, at (949) 725-4121.

Sincerely,

/s/ Mark E. Ashdown
Mark E. Ashdown
Chief Financial Officer

cc:	David H. Roberts
Casper W. Zublin, Jr.
Christopher D. Ivey, Esq.
Joshua A. Lane, Esq.